UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Ramius Archview Credit and Distressed Fund
(Name of Subject Company (Issuer))
Ramius Archview Credit and Distressed Fund
(Name of Filing Person(s) (Issuer))
SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Michael Benwitt
Ramius Advisors, LLC
599 Lexington Avenue, 19th Floor
New York, NY 10022
Telephone: (877) 672-6487

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))
With a copy to:
Richard Horowitz, Esq.
Matthew K. Kerfoot, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500
December 23, 2016
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $3,357,322 (a)	Amount of Filing Fee: $389.11 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased (25% of net asset value as of November 30, 2016).

(b)	Calculated at $115.90 per $1,000,000 of the Transaction Valuation.
☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET
The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

November 30, 2016	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value
December 23, 2016	Commencement Date	the date as of which the Offer commenced
January 25, 2017	Notice Date	the date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund
February 24, 2017	Acceptance Date	the date which is 40 business days after the Commencement Date
March 31, 2017	Valuation Date	the date as of which the net asset value of the Shares is calculated which will be the date specified in this table

Ramius Archview Credit and Distressed Fund (the “Fund”), in accordance with the terms and conditions set forth herein, is offering to purchase from shareholders of the Fund (“Shareholders”) shares of the Fund (“Shares”). (As used in this Schedule TO, the term “Shares” refers to the shares of beneficial interest in the Fund constituting the class of security which is the subject of this Offer (as defined below).) Specifically, the Fund is offering to purchase Shares in an amount up to 25% of the Fund’s net asset value, calculated as of the Valuation Date, and each Share tendered for purchase will be purchased at the net asset value per Share calculated as of such date. (Net asset value per Share is equal to (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of Shares outstanding, and less (c) any Repurchase Fee (as defined below).) Shareholders desiring to tender Shares for purchase must do so by 11:59 PM, Eastern time, on the Notice Date. Shareholders have the right to change their minds and withdraw any tenders of their Shares until 11:59 PM, Eastern time, on the Notice Date. After the Notice Date, the Fund in its discretion may permit the withdrawal of tenders at any time prior to the Valuation Date.
If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for the Shares it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund or borrowings.
Shareholders desiring to tender Shares for purchase must do so by 11:59 PM, Eastern time, on the Notice Date. The Offer to Shareholders remains revocable until 11:59 PM, Eastern time, on the Valuation Date. Until the Notice Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.
If a Shareholder would like the Fund to purchase any of its Shares, it should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to the Fund at either of the following addresses:

Overnight Delivery:                    Regular Mail:
Ramius Funds                    Ramius Funds
c/o BNY Mellon Investment Servicing            c/o BNY Mellon Investment Servicing
4400 Computer Drive                PO Box 9888
Westborough, MA 01581                 Providence, RI 02940-9888

or (ii) fax it to the Fund at (508) 599-4263, so that it is received before 11:59 PM, Eastern time, on the Notice Date. If a Shareholder chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to BNY Mellon Investment Servicing promptly after it is faxed (although the original does not have to be received by the Notice Date). Note that, notwithstanding the foregoing, certain Shareholders may be required to deliver their Letter of Transmittal to their financial consultant (instead of directly to BNY Mellon Investment Servicing). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
The value of the Shares may change between the Prior NAV Calculation Date and the Valuation Date. Shareholders desiring to obtain the estimated net asset value of their Shares may contact Ramius shareholder services by calling (212) 201-4870 or emailing ClientServices@ramius.com or contact BNY Mellon Investment Servicing at (866) 858-4420 Monday through Friday (except holidays), from 9:00 a.m. to 5:00 p.m. Eastern time. IMPORTANT NOTE: An estimated net asset value provided by the Fund or BNY Mellon Investment Servicing (if any) may be provided to Shareholders for convenience only and not pursuant to any obligation on the part of the Company. Neither the Company nor BNY Mellon Investment Servicing can give any assurances as to the accuracy of such information; nor can either give any assurance that the next regularly computed, monthly net asset value will not differ (sometimes significantly) from such estimated net asset value. Moreover, estimated information cannot be read as superseding any regularly computed, monthly net asset value.
Please note that, just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend, or postpone this Offer at any time before 11:59 PM, Eastern time, on the Valuation Date. Also realize that if a Shareholder desires to tender Shares for purchase, it must do so by the Notice Date. A Shareholder tendering all of its Shares will remain a Shareholder of the Fund through the Valuation Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.
If a Shareholder tenders its Shares and the Fund purchases those Shares, the Fund will issue the Shareholder a non-interest bearing, non-transferable promissory note (the “Note”) representing the Fund’s obligation to pay for repurchased Shares. The Note will entitle the Shareholder to receive a payment in cash or in kind equal to the unaudited value of the Shares tendered by the Shareholder that are accepted for purchase by the Fund (the “Payment”), less any Repurchase Fee due to the Fund in connection with the repurchase. The Payment will be made within 30 days of the Valuation Date and will be wire-transferred directly to an account designated by the Shareholder. The Note will be held by BNY Mellon Investment Servicing on the Shareholder’s behalf. Upon a written request by a Shareholder, BNY Mellon Investment Servicing will mail the Note to the Shareholder at the address of the Shareholder as maintained in the books and records of the Fund.

A Shareholder who tenders for purchase only a portion of such Shareholder’s Shares will be required to maintain an account balance equal to at least $10,000.  The Company reserves the right to purchase all of the Shareholder’s Shares if the Shareholder has requested a partial repurchase that would cause the Shareholder’s account to have less than the required minimum balance.
A “Repurchase Fee” of 2.0% of the tendered Shares will be charged by the Fund on any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Partial Shares will be repurchased on a “first in-first out” basis (i.e., the portion of the Shares repurchased will be deemed to have been taken from the earliest capital contribution made by such Shareholder (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Shareholder (as adjusted) until such capital contribution is decreased to zero).

ITEM 2.	ISSUER INFORMATION
(a)    The name of the issuer is Ramius Archview Credit and Distressed Fund. The Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The Fund’s principal executive office is located at 599 Lexington Avenue, 19th Floor, New York, NY 10022, and its telephone number is (877) 672-6487.
(b)    The title of the securities which are the subject of the Offer is “shares of beneficial interest of the Fund” (including both Class A Shares and Class I Shares of the Fund) As of the close of business on the Prior NAV Calculation Date, the unaudited net asset value of the Fund was $13,429,290, the unaudited net asset value of each Class A Share of the Fund was $10.4696 and the unaudited net asset value of each Class I Share of the Fund was $10.5854. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 25% of the net asset value of the Fund.
(c)    There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the Fund’s Agreement and Declaration of Trust dated as of September 22, 2015 (as it may be amended, modified, or otherwise supplemented from time to time, the “Declaration of Trust”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON
The name of the filing person (i.e., the Fund and the subject company) is Ramius Archview Credit and Distressed Fund. The Fund’s principal executive office is located at 599 Lexington Avenue, 19th Floor, New York, NY 10022, and its telephone number is (877) 672-6487. The investment adviser of the Fund is Ramius Advisors, LLC (in its capacity as such, the “Advisor”). The Advisor’s principal executive office is located at 599 Lexington Avenue, 19th Floor, New York, NY 10022, and its telephone number is (877) 672-6487. The investment sub-adviser of the Fund is Archview Investment Group LP (in its capacity as such, the “Sub-Advisor”). The Sub-Advisor’s principal executive office is located at 750 Washington Blvd., 10th Floor, Stamford, CT  06901, and its telephone number is (203) 325-6300. The members of the Fund’s Board of Trustees (the “Board of Trustees”) are Mark Gersten, Jay Goldberg, Athanassios Michas and Bradley Sussman. The address of each member of the Board of Trustees is c/o Ramius Archview Credit and Distressed Fund, 599 Lexington Avenue, 19th Floor, New York, NY 10022, and the telephone number of each member of the Board of Trustees is (877) 672-6487.

ITEM 4.	TERMS OF THE TENDER OFFER
(a)    (1)    (i)    Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 25% of the net asset value of the Fund if tendered by Shareholders by 11:59 PM, Eastern time, on the Notice Date and not withdrawn as described in Item 4(a)(1)(vi).
(ii)    The purchase price of the Shares tendered to the Fund for purchase will be their net asset value as of the close of business on the Valuation Date. See Item 4(a)(1)(v) below.
Subject to the discussion below in Item 4(a)(1)(ix), each Shareholder may tender any of its Shares for repurchase by the Fund. A Shareholder who tenders for purchase only a portion of such Shareholder’s Shares will be required to maintain an account balance equal to at least $10,000.  The Company reserves the right to purchase all of the Shareholder’s Shares if the Shareholder has requested a partial repurchase that would cause the Shareholder’s account to have less than the required minimum balance.
(iii)    Shareholders desiring to tender Shares for purchase must do so by 11:59 PM, Eastern time, on the Notice Date Shareholders have the right to change their minds and withdraw any tenders of their Shares before 11:59 midnight, Eastern time, on the Notice Date. After the Notice Date, the Fund in its discretion may permit the withdrawal of tenders at any time prior to the Valuation Date.
(iv)    Not applicable.
(v)    The Fund reserves the right, at any time and from time to time, up to and including the Valuation Date: (a) to cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated as of the Commencement Date, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.
(vi)    In accordance with the terms set forth in the Fund’s Prospectus dated December 1, 2016 (as it may be amended, modified, or otherwise supplemented from time to time, the “Prospectus”), a tender of Shares made pursuant to this Offer may be withdrawn at any time before 11:59 PM, Eastern time, on the Notice Date. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934 (the “1934 Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii)    Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 11:59 PM, Eastern time, on Notice Date. The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission. A Shareholder choosing to fax a Letter of Transmittal must also send or deliver the original completed and executed Letter of Transmittal to BNY Mellon Investment Servicing promptly thereafter. Note that, notwithstanding the foregoing, certain Shareholders may be required to deliver their Letter of Transmittal to their financial consultant (instead of directly to BNY Mellon Investment Servicing). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal or must be otherwise accepted by the Fund prior to the Valuation Date. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above.
(viii)    For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender of such Shares.
(ix)    If Shares in excess of 25% of the net asset value of the Fund are duly tendered to the Fund (and not withdrawn) on or before the Notice Date, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the 1934 Act; and (b) accept Shares tendered (and not withdrawn) on or before the Notice Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.
(x)    The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.
(xi)    Not applicable.

(xii)    The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.
In general, a Shareholder from which the Fund purchases Shares will be treated either as having engaged in a “sale or exchange” of such Shares or having received a distribution from the Fund potentially subject to treatment as a “dividend.” See Section 10 of Exhibit B below for further details regarding the possibility of alternative tax treatment in connection with the purchase of Shares pursuant to the Offer. Section 10 of Exhibit B also discusses the tax treatment of Non-U.S. resident Shareholders.
(2)    Not applicable.
(b)    Any Shares to be purchased from any affiliate, officer, or member of the Board of Trustees, of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS
The Prospectus provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Advisor expects that it will recommend to the Board of Trustees that the Fund purchase Shares from Shareholders quarterly. The Fund commenced operations on January 4, 2016.
The Fund is not aware of any contract, arrangement, understanding, or relationship (whether or not legally enforceable) relating directly or indirectly to the Offer between (i) the Fund, the Advisor, Sub-Advisor, the Board of Trustees, or any person controlling the Fund, the Advisor, the Sub-Advisor or the Board of Trustees and (ii) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS
(a)    As contemplated by, and in accordance with, the procedures set out in the Prospectus, the purpose of the Offer is to provide liquidity to Shareholders.
(b)    Shares tendered to the Fund in connection with this Offer will be retired, although the Fund offers Shares in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, in accordance with the Prospectus. Shares may be purchased on a monthly basis at the Fund’s then current net asset value per Share.
(c)    None of the Fund, the Advisor, the Sub-Advisor and the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on a monthly basis and from time to time) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any executive officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Declaration of Trust or other governing instruments or any other action which could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
(a)    The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed 25% of the net asset value of the Fund (unless the Fund elects to purchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (d) below.
(b)    There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.
(c)    Not applicable.
(d)    None of the Fund, the Advisor, the Sub-Advisor and the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by new or existing Shareholders or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER
(a)    An affiliate of Ramius Advisors, LLC provided seed capital to the Fund, and continues to have economic exposure, via a swap contract, equal to $10,584,499 of the value of the Shares as of the Prior NAV Calculation Date, representing approximately 78.8% of the Fund's net assets as of the Prior NAV Calculation Date. However, such Ramius affiliate has transferred legal title and voting rights associated with its Shares to Natixis S.A., its swap counterparty. John Humphrey and Jeffrey Jacob, the founding principals of Archview Investment Group LP, also provided seed capital to the Fund. As of the Prior NAV Calculation Date, Mr. Humphrey and Mr. Jacob owned, in the aggregate, $2,117,080 of the value of the Shares, representing approximately 15.7% of the Fund’s net assets.
(b)    There have been no transactions involving Shares effected during the past 60 days by the Fund, the Advisor, the Sub-Advisor any member of the Board of Trustees, or any person controlling the Fund, the Advisor or the Sub-Advisor.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED
No persons have been directly or indirectly employed or retained, or are to be compensated, by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS
(a)    (1)    Not applicable.
(2)    The Fund is not required to, and does not, file quarterly unaudited financial statements under the 1934 Act.
(3)    Not applicable.
(4)    See (a)(1) above.
(b)    The Fund’s assets will be reduced by the amount of the tendered Shares purchased by the Fund pursuant to this Offer. Thus, income relative to assets may be affected by this Offer.

ITEM 11.	ADDITIONAL INFORMATION
(a)    (1)    None.
(2)    None.
(3)    Not applicable.
(4)    Not applicable.
(5)    None.
(b)    None.

ITEM 12.	EXHIBITS
Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal

A-1.	Cover Letter to Offer to Purchase and Letter of Transmittal for Clients of Merrill Lynch Financial Advisors

B.	Offer to Purchase

C.	Form of Letter of Transmittal

C-1.	Form of Letter of Transmittal for Clients of Merrill Lynch Financial Advisors

D.	Form of Notice of Withdrawal of Tender

D-1.	Form of Notice of Withdrawal of Tender for Clients of Merrill Lynch Financial Advisors

E.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.
RAMIUS ARCHVIEW CREDIT AND DISTRESSED FUND
By: /s/ Bradley Sussman
Name: Bradley Sussman
Title: President

December 23, 2016

EXHIBIT INDEX
EXHIBIT

A.	Cover Letter to Offer to Purchase and Letter of Transmittal

A-1.	Cover Letter to Offer to Purchase and Letter of Transmittal for Clients of Merrill Lynch Financial Advisors

B.	Offer to Purchase

C.	Form of Letter of Transmittal

C-1.	Form of Letter of Transmittal for Clients of Merrill Lynch Financial Advisors

D.	Form of Notice of Withdrawal of Tender

D-1.	Form of Notice of Withdrawal of Tender for Clients of Merrill Lynch Financial Advisors

E.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

Cover Letter to Offer to Purchase and Letter of Transmittal
Exhibit A
Cover Letter to Offer to Purchase and Letter of Transmittal

If You Do Not Want to Sell Your Shares at This Time,
Please Disregard This Notice.
This Is Solely Notification of the Fund’s Tender Offer.
December 23, 2016

Dear Ramius Archview Credit and Distressed Fund Shareholder:
We are writing to inform you of important dates relating to a tender offer by Ramius Archview Credit and Distressed Fund (the “Fund”). If you are not interested in tendering any of your shares in the Fund (“Shares”) for purchase by the Fund at this time, please disregard this notice and take no action.
The tender offer period will begin on December 23, 2016. Tenders of Shares must be submitted no later than January 25, 2017. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.
Should you wish to tender any of your Shares for purchase by the Fund during this tender offer period please complete and return the enclosed Letter of Transmittal by no later than January 25, 2017. Note that, notwithstanding the foregoing, certain Shareholders may be required to deliver their Letter of Transmittal to their financial consultant (instead of directly to BNY Mellon Investment Servicing). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.
All tenders of Shares must be received by the Fund, either by mail or by fax, in good order no later than January 25, 2017. If by fax, please deliver an original executed copy promptly thereafter. If you are required to deliver the Letter of Transmittal to your financial consultant (instead of directly to BNY Mellon Investment Servicing), please allow sufficient time for your financial consultant to deliver your Letter of Transmittal to BNY Mellon Investment Servicing by the Notice Date.
If we may be of further assistance, please contact Ramius shareholder services by calling (212) 201-4870, Monday through Friday (except holidays), from 9:00 a.m. to 5:00 p.m., Eastern time or emailing ClientServices@ramius.com.
Sincerely,
Ramius Archview Credit and Distressed Fund

Valuation Date 3/31/2017

Cover Letter to Offer to Purchase and Letter of Transmittal
Exhibit A-1
Cover Letter to Offer to Purchase and Letter of Transmittal
For Clients of Merrill Lynch Financial Advisors

If You Do Not Want to Sell Your Shares at This Time,
Please Disregard This Notice.
This Is Solely Notification of the Fund’s Tender Offer.
December 23, 2016

Dear Ramius Archview Credit and Distressed Fund Shareholder:
We are writing to inform you of important dates relating to a tender offer by Ramius Archview Credit and Distressed Fund (the “Fund”). If you are not interested in tendering any of your shares in the Fund (“Shares”) for purchase by the Fund at this time, please disregard this notice and take no action.
The tender offer period will begin on December 23, 2016. Tenders of Shares must be submitted no later than January 25, 2017. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.
Should you wish to tender any of your Shares for purchase by the Fund during this tender offer period please contact your Merrill Lynch, Pierce, Fenner & Smith, Inc. Financial Advisor (“Merrill FA”) who will enter the order and provide you with a customized Tender Offer Form for your account. Enclosed is a sample Tender Offer Form, which is for reference only.  The Tender Offer Form generated for your account will need to be signed and returned to your Merrill FA.  Upon receiving signed documentation, your Merrill FA will submit the form for processing.

If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.
All tenders of Shares must be received by your Merrill FA, either by mail or by fax, in good order no later than January 25, 2017. If you elect to tender, it is your responsibility to confirm receipt of the Tender Offer Form by your Merrill FA.  If you fail to confirm receipt of your Tender Offer Form by your Merrill FA, there can be no assurance that your tender has been received by the Fund.
If we may be of further assistance, please contact your Merrill FA.
Sincerely,
Ramius Archview Credit and Distressed Fund

Offer to Purchase
Exhibit B
RAMIUS ARCHVIEW CREDIT AND DISTRESSED FUND
599 Lexington Avenue, 19th Floor
New York, NY 10022
OFFER TO PURCHASE SHARES

Dated December 23, 2016
Letters of Transmittal Tendering Shares
Must Be Received by
Ramius Archview Credit and Distressed Fund by
11:59 PM, Eastern Time, on January 25, 2017.
To the Shareholders of
Ramius Archview Credit and Distressed Fund:
The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition
November 30, 2016	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value
December 23, 2016	Commencement Date	the date as of which the Offer commenced
January 25, 2017	Notice Date	the date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund
February 24, 2017	Acceptance Date	the date which is 40 business days after the Commencement Date
March 31, 2017	Valuation Date	the date as of which the net asset value of the Shares is calculated which will be the date specified in this table
Ramius Archview Credit and Distressed Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase shares of the Fund (“Shares”) from shareholders of the Fund (“Shareholders”) for cash on the terms and conditions set out in this “Offer to Purchase” and the related “Letter of Transmittal,” which, together, constitute the “Offer.” (As used in this Offer, the term “Shares” will refer to shares of the Fund representing a beneficial interest of ownership in the Fund.) Specifically, the Fund is offering to purchase Shares, pursuant to tenders by Shareholders, in an amount up to 25% of the net asset value of the Fund, calculated as of the Valuation Date, and each Share tendered for purchase will be purchased at a price equal to the net asset value per Share as of such Valuation Date. (Net asset

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value per Share is equal to (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of Shares outstanding, and less (c) any Repurchase Fee.) Shareholders desiring to tender Shares for purchase must do so by 11:59 PM, Eastern time, on the Notice Date. Shareholders have the right to change their minds and withdraw any tenders of their Shares until 11:59 PM, Eastern time, on the Notice Date. After the Notice Date, the Fund in its discretion may permit the withdrawal of tenders at any time prior to the Valuation Date.
This Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but this Offer is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Agreement and Declaration of Trust dated as of September 22, 2015 (as it may be amended, modified, or otherwise supplemented from time to time, the “Declaration of Trust”).
Shareholders should realize that the value of the Shares tendered in this Offer likely will change between the Prior NAV Calculation Date and the Valuation Date. Each Shareholder tendering Shares should also note that, with respect to the Shares tendered and accepted for purchase by the Fund, such Shareholder will remain a Shareholder in the Fund through the Valuation Date, as of which the net asset value of its Shares is calculated. Any tendering Shareholder wishing to obtain the estimated net asset value of its Shares may contact Ramius shareholder services by calling (212) 201-4870 or emailing ClientServices@ramius.com or contact BNY Mellon Investment Servicing at (866) 858-4420 Monday through Friday (except holidays), from 9:00 a.m. to 5:00 p.m. Eastern time.
Shareholders desiring to tender Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and send or deliver it to the Fund in the manner set out below.
Important
None of the Fund, Ramius Advisors, LLC (in its capacity as the Fund’s investment adviser, the “Advisor”), Archview Investment Group LP (in its capacity as the Fund’s investment sub-advisor, the “Sub-Advisor”) and the Fund’s Board of Trustees (the “Board of Trustees”) makes any recommendation to any Shareholder as to whether to tender, or refrain from tendering, Shares. Each Shareholder must make its own decision whether to tender Shares and, if it chooses to do so, how many Shares to tender.
Because each Shareholder’s investment decision is a personal one, based on its own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether any Shareholder should tender Shares pursuant to the Offer. No person has been authorized to give any information, or to make any representations, in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

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This transaction has not been approved or disapproved by the Securities and Exchange Commission, nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.
Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund at:
Ramius Archview Credit and Distressed Fund
599 Lexington Avenue
19th Floor
New York, NY 10022
Phone: (212) 201-4870

You may also direct questions or requests for assistance to your financial consultant.

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TABLE OF CONTENTS

1.	SUMMARY TERM SHEET	5

2.	BACKGROUND AND PURPOSE OF THE OFFER	6

3.	OFFER TO PURCHASE AND PRICE	7

4.	AMOUNT OF TENDER	7

5.	PROCEDURE FOR TENDERS	8

6.	WITHDRAWAL RIGHTS	8

7.	PRUCHASES AND PAYMENT	9

8.	CERTAIN CONDITIONS OF THE OFFER	9

9.	CERTAIN INFORMATION ABOUT THE FUND	10

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES	11

11.	MISCELLANEOUS	13

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1.	SUMMARY TERM SHEET.
This Summary Term Sheet highlights certain information concerning this Offer. For a full understanding of the Offer and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

•
The Fund (referred to as “we” or the “Fund” in this Summary Term Sheet) is offering to purchase Shares in an amount up to 25% of the net asset value of the Fund. We will purchase each Share you tender for purchase at its net asset value (that is, (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of outstanding Shares of the Fund, and less (c) any Repurchase Fee) calculated as of the Valuation Date. Shareholders desiring to tender Shares for purchase must do so by 11:59 PM, Eastern time, on the Notice Date. Shareholders have the right to change their minds and withdraw any tenders of their Shares until 11:59 PM, Eastern time, on the Notice Date. After the Notice Date, the Fund in its discretion may permit the withdrawal of tenders at any time prior to the Valuation Date.

•	You may tender some or all of your Shares.

•
If we accept the tender of any of your Shares, we will pay you the proceeds from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, or borrowings. See Section 7.

•
Following this Summary Term Sheet is a formal notice of the Offer to Purchase your Shares. Shareholders desiring to tender Shares for purchase must do so by 11:59 PM, Eastern time, on the Notice Date. The Offer to Shareholders remains revocable until 11:59 PM, Eastern time, on the Valuation Date. Until the Notice Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date. See Section 6.

•
If you would like the Fund to purchase any of your Shares, you should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with our Offer, to the Fund at either of the following addresses:

Overnight Delivery:                    Regular Mail:
Ramius Funds                    Ramius Funds
c/o BNY Mellon Investment Servicing        c/o BNY Mellon Investment Servicing
4400 Computer Drive                PO Box 9888
Westborough, MA 01581                 Providence, RI 02940-9888

or (ii) fax it to the Fund at (508) 599-4263, so that it is received before 11:59 PM, Eastern time, on the Notice Date. If a Shareholder chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to BNY Mellon Investment Servicing promptly after

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it is faxed (although the original does not have to be received by the Notice Date). Note that, notwithstanding the foregoing, certain Shareholders may be required to deliver their Letter of Transmittal to their financial consultant (instead of directly to BNY Mellon Investment Servicing). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein. See Section 5. The value of your Shares may change between the Prior NAV Calculation Date and the Valuation Date. See Section 3.

•
As of the Prior NAV Calculation Date, the unaudited net asset value of the Fund was $13,429,290, the unaudited net asset value of each Class A Share of the Fund was $10.4696 and the unaudited net asset value of each Class I Share of the Fund was $10.5854. If you would like to obtain the estimated net asset value of your Shares, you may contact Ramius shareholder services by calling (212) 201-4870 or emailing ClientServices@ramius.com or call BNY Mellon Investment Servicing at (866) 858-4420 Monday through Friday (except holidays), from 9:00 a.m. to 5:00 p.m. Eastern time.

2.	BACKGROUND AND PURPOSE OF THE OFFER.
As contemplated by, and in accordance with, the procedures set out in the Fund’s Prospectus dated December 1, 2016 (as it may be amended, modified, or otherwise supplemented from time to time, the “Prospectus”), the purpose of this Offer is to provide liquidity to Shareholders. The Prospectus which was provided to each Shareholder in advance of subscribing for Shares provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from time to time from Shareholders pursuant to written tenders. The Fund expects that the Board of Trustees will authorize the Fund to purchase Shares from Shareholders quarterly. The Fund commenced operations on January 4, 2016.
Because there is no secondary trading market for Shares, the Board of Trustees has determined to cause the Fund to make this Offer, after consideration of various matters, including without limitation those set out in the Prospectus and the recommendations of the Advisor. The Advisor intends to recommend to the Board of Trustees that the Fund offer to purchase Shares on a quarterly basis each year, but the Board of Trustees may determine not to accept such recommendations from time to time.
The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for any Shares purchased pursuant to this Offer may also require the Fund to liquidate portfolio holdings earlier than the Advisor would

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otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment-related expenses.
Shares tendered to the Fund in connection with this Offer will be retired, although the Fund offers Shares in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, in accordance with the Prospectus. Shares may be purchased monthly at the Fund’s then current net asset value per Share.
The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are purchased. You should also realize that the Offer is set to expire on the Notice Date and that, if you desire to tender Shares for purchase, you must do so by the Notice Date. With respect to the Shares you are tendering which are accepted for purchase by the Fund, you remain a Shareholder of the Fund through the Valuation Date, when the net asset value of your Shares is calculated.

3.	OFFER TO PURCHASE AND PRICE.
The Fund will, on the terms, and subject to the conditions, of the Offer, purchase an amount of Shares up to 25% of the net asset value of the Fund, tendered by Shareholders, by 11:59 PM, Eastern time, on the Notice Date and not withdrawn (as provided in Section 6 below) before 11:59 PM, Eastern time, on the Notice Date). After the Notice Date, the Fund in its discretion may permit the withdrawal of tenders at any time prior to the Valuation Date. The Fund reserves the right to amend or cancel the Offer as described in Sections 4 and 8 below. The value of each Share tendered for purchase will be the net asset value per Share as of the Valuation Date, payable as set out in Section 7. The determination of the net asset value per Share as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements.

4.	AMOUNT OF TENDER.
Subject to the limitations set out below, Shareholders may tender some or all of their Shares. Each Shareholder tendering less than all of its Shares should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such shareholder’s Shares is, at the time of such compulsory repurchase, less than $10,000. (This right of the Fund to repurchase Shares compulsorily maybe a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund). The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered.
If the amount of Shares properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to 25% of the net asset value of the Fund (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms, and subject to the conditions, of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer or to postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Shares in excess of 25% of the net asset value of the Fund are duly tendered to the Fund (and not withdrawn) on or before the Notice Date pursuant to Section 6 below, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares

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permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “1934 Act”); and (b) accept Shares tendered (and not withdrawn) on or before the Notice Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be amended or canceled in various other circumstances described in Section 8 below.

5.	PROCEDURE FOR TENDERS.
Shareholders wishing to tender Shares pursuant to this Offer to Purchase should send or deliver by the Notice Date a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 11:59 PM, Eastern time, on the Notice Date. A Shareholder choosing to fax a Letter of Transmittal must also send or deliver the original completed and executed Letter of Transmittal to BNY Mellon Investment Servicing promptly thereafter. Note that, notwithstanding the foregoing, certain Shareholders may be required to deliver their Letter of Transmittal to their financial consultant (instead of directly to BNY Mellon Investment Servicing). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election, and complete risk, of the Shareholder tendering Shares, which may include without limitation the failure of the Fund to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt), and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for, which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Advisor, the Sub-Advisor or the Board of Trustees will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.	WITHDRAWAL RIGHTS.
The Prospectus provides that a tender of Shares may be withdrawn by a Shareholder at any time before 11:59 PM, Eastern time, on the Notice Date. After the Notice Date, the Fund in its discretion may permit the withdrawal of tenders at any time prior to the Valuation Date. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by

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following the tender procedures described in Section 5. Pursuant to Rule 13e‑4(f)(2)(ii) of the 1934 Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date. To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal or must be otherwise accepted by the Fund prior to the Valuation Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.	PURCHASES AND PAYMENT.
For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of tendered Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender of such Shares. As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be the net asset value thereof as of the Valuation Date. The value of the Fund’s net assets is determined as of the close of the Fund’s business at the end of each month in accordance with procedures as may be determined from time to time in accordance with the valuation policies and procedures adopted by the Board of Trustees. The Fund will not pay interest on the purchase amount.
The Fund will make payment for Shares it purchases pursuant to the Offer from one or more of the following sources: (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; and (c) possibly borrowings. None of the Fund, the Advisor, the Sub-Advisor or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Shares, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by new and existing Shareholders or from the proceeds of the sale of securities held by the Fund.

8.	CERTAIN CONDITIONS OF THE OFFER.
The Fund reserves the right, at any time and from time to time up to and including the Valuation Date: (a) to cancel the Offer in the circumstances set out in the following paragraph, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.
The Fund may cancel the Offer, amend the Offer, or postpone the acceptance of tenders made pursuant to the Offer, if: (a) the Fund would not be able to liquidate portfolio securities in an orderly manner consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any (i) legal

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action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities, or suspension of payment by banks in the United States or New York State, which is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities, or other international or national calamity directly or indirectly involving the United States which is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund most recently calculated as of the Commencement Date, or (vii) other event or condition which would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer.

9.	CERTAIN INFORMATION ABOUT THE FUND.
The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a closed-end, non-diversified, management investment company. It was organized as a Delaware statutory trust on March 11, 2015. The Fund’s principal office is located at 599 Lexington Avenue, 19th Floor, New York, NY 10022, and its telephone number is (877) 672-6487. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust.
None of the Fund, the Advisor, the Sub-Advisor or the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on a monthly basis and from time to time) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund, including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any executive officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the amount offered for the purchase of Shares pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Declaration of Trust or other governing instruments or any other action which could impede the acquisition of control of the Fund.
There have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Advisor, Sub-Advisor, any member of the Board of Trustees, or any person controlling the Fund, the Advisor or the Sub-Advisor.

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10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.
The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. Shareholders should consult their own tax advisors with respect to the specific tax consequences applicable to them associated with a purchase of their Shares by the Fund pursuant to the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.
In general, the purchase of Shares from a Shareholder pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a purchase of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder in exchange for the Shares: (a) results in a “complete termination” of the Shareholder's interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares repurchased in the Offer and the Shareholder's adjusted tax basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.
If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder in exchange for the Shares repurchased pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable portion of the Fund’s current or accumulated earnings and profits. To the extent that amounts received exceed a Shareholder’s allocable portion of the Fund’s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of such Shareholder’s then adjusted tax basis in the Shares), and any amounts in excess of such Shareholder’s adjusted tax basis will constitute taxable capital gain. Any remaining adjusted tax basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if a purchase of Shares pursuant to the Offer is treated as a “dividend” to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.
The Fund generally will be required to withhold tax at the rate of 28% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide its correct taxpayer identification number to the Fund or otherwise establish an exemption from the backup withholding tax rules. Backup withholding is not an

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additional tax, and any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability.
The U.S. federal income taxation of a Non-U.S. resident Shareholder arising from a purchase of Shares pursuant to the Offer depends on whether this transaction is “effectively connected” with a trade or business carried on in the U.S. by the Non-U.S. resident Shareholder (and if an income tax treaty applies, on whether the Non-U.S. resident Shareholder maintains a U.S. permanent establishment) as well as the tax characterization of the transaction as either a sale of the Shares or a dividend distribution by the Fund, as discussed above. If the purchase of Shares pursuant to the Offer is not so effectively connected (or, if an income tax treaty applies, a Non-U.S. resident Shareholder does not maintain a U.S. permanent establishment) and if such purchase is subject to “sale or exchange” rather than dividend treatment, any gain realized by a Non-U.S. resident Shareholder upon the tender of Shares pursuant to the Offer will not be subject to U.S. federal income tax or to any U.S. tax withholding; provided, however, that such a gain will be subject to U.S. federal income tax at the rate of 30% (or such lower rate as may be applicable under an income tax treaty) if the Non-U.S. resident Shareholder is a non-resident alien individual who is physically present in the United States for more than 183 days during the taxable year of the sale. If, however, a Non-U.S. resident Shareholder is considered, for the reasons described above, to have received a distribution potentially subject to treatment as a dividend from the Fund with respect to Shares tendered, the portion of the distribution treated as a dividend to the Non-U.S. resident Shareholder would be subject to a U.S. withholding tax at the rate of 30% (or such lower rate as may be applicable under an income tax treaty) if the dividend is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. resident Shareholder. If the amount realized on the tender of Shares by a Non-U.S. resident Shareholder is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. resident Shareholder (and, if an income tax treaty applies, and the Non-U.S. resident Shareholder maintains a U.S. permanent establishment), regardless of whether the tender is characterized as a sale or as giving rise to a dividend distribution from the Fund for U.S. federal income tax purposes, the transaction will be treated and taxed in the same manner as if the Shares involved were tendered by a U.S. Shareholder. Any dividends received by a corporate Non-U.S. resident Shareholder that are effectively connected with a U.S. trade or business in which the corporate shareholder is engaged (and if an income tax treaty applies, are attributable to a permanent establishment maintained by the corporate Non-U.S. resident Shareholder) also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.
Non-U.S. resident Shareholders should provide the Fund with a properly completed Form W-8BEN, Form W-8BEN-E, Form W-8IMY, Form W-8ECI, Form W-8EXP or other applicable U.S. nonresident withholding tax certification in order to avoid backup withholding on the cash they receive from the Fund regardless of how they are taxed with respect to the Shares purchased pursuant to the Offer. A foreign financial institution or non-financial foreign entity that tenders Shares that are accepted for purchase pursuant to the Offer will generally be subject to withholding tax imposed under Sections 1471 to 1474 of the Code (such Code sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) and applicable U.S. Treasury regulations promulgated thereunder at a rate of 30% of the gross proceeds payable to such foreign financial institution or non-financial foreign entity unless such foreign financial institution or non-financial foreign entity

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provides to the applicable withholding agent a properly completed Form W-8BEN, Form W-8BEN-E, Form W-8IMY, Form W-8ECI, Form W-8EXP or other applicable U.S. nonresident withholding tax certification demonstrating that FATCA withholding is not required. If the applicable withholding agent withholds tax under FATCA, it will not also withhold the 30% U.S. federal income tax described above. Non-U.S. resident Shareholders are urged to consult their own tax advisors to determine the effect, if any, of FATCA on their participation in the Offer.

11.	MISCELLANEOUS.
The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer, or tenders pursuant thereto, would not be in compliance with the laws of such jurisdiction. The Fund reserves the right, however, to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided that the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.
The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to this Offer. A free copy of such statement may be obtained by contacting the Fund at the address and telephone number set out on the first page of the Letter of Transmittal or from the Securities and Exchange Commission’s internet website, http://www.sec.gov. A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the Securities and Exchange Commission at 100 Fifth Street, N.E., Washington, D.C. 20549-0102.

Valuation Date 3/31/2017	B-13

Form of Letter of Transmittal
Exhibit C
Letter of Transmittal

Regarding Shares in

Ramius Archview Credit and Distressed Fund
Tendered Pursuant to the Offer to Purchase
Dated December 23, 2016
This Letter of Transmittal Must Be
Received by BNY Mellon Investment Servicing
by 11:59 PM Eastern Time on January 25, 2017
The Offer and Withdrawal Rights Will Expire
at 11:59 PM, Eastern time, on January 25, 2017.
Complete this Letter of Transmittal, and Return or Deliver to
BNY Mellon Investment Servicing
via regular mail to:
Ramius Funds
c/o BNY Mellon Investment Servicing
PO Box 9888
Providence, RI 02940-9888

or via overnight delivery to:
Ramius Funds
c/o BNY Mellon Investment Servicing
4400 Computer Drive
Westborough, MA 01581

For additional information:
Phone: (212) 201-4870
You may also direct questions to your financial consultant.

Valuation Date: 3/31/2017	C-1

Ladies and Gentlemen:
The undersigned hereby tenders to Ramius Archview Credit and Distressed Fund, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the “Fund”), the shares of beneficial interest in the Fund (the “Shares”) held by the undersigned, described and specified below, on the terms and conditions set out in the offer to purchase, dated December 23, 2016 (the “Offer to Purchase”), receipt of which is hereby acknowledged, and in this Letter of Transmittal. The Offer to Purchase and this Letter of Transmittal are subject to all the terms and conditions set out in the Offer to Purchase, including without limitation the absolute right of the Fund to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.
The undersigned hereby sells to the Fund the Shares tendered pursuant to this Letter of Transmittal. The undersigned warrants that it has full authority to sell the Shares tendered hereby and that the Fund will acquire good title to the Shares, free and clear of all liens, charges, encumbrances, conditional sales agreements, or other obligations relating to this sale, and not subject to any adverse claim, when, and to the extent that, the Shares are purchased by the Fund. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer to Purchase.
The undersigned recognizes that, under certain circumstances set out in the Offer to Purchase, the Fund may not be required to purchase the Shares tendered hereby.
A promissory note (the “Note”) for the value of the purchased Shares will be held by BNY Mellon Investment Servicing on behalf of the undersigned. Upon written request by the undersigned, BNY Mellon Investment Servicing will mail the Note to the undersigned at the address of the undersigned as maintained in the books and records of the Fund. The payment of the purchase amount for the Shares tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned in this Letter of Transmittal. All authority conferred, or agreed to be conferred, in this Letter of Transmittal will survive the death or incapacity of the undersigned, and the obligation of the undersigned hereunder will be binding on the heirs, personal representatives, successors, and assigns of the undersigned. Except as stated in Section 6 of the Offer to Purchase, this tender is irrevocable.

Valuation Date: 3/31/2017	C-2

PLEASE FAX OR MAIL THE LETTER OF TRANSMITTAL TO: Ramius Funds, c/o BNY Mellon Investment Servicing, PO Box 9888, Providence RI 02940-9888; or via private overnight service to Ramius Funds. c/o BNY Mellon Investment Servicing, 4400 Computer Drive, Westborough, MA 01581. FOR ADDITIONAL INFORMATION, you may call Ramius shareholder services at (212) 201-4870 or email ClientServices@ramius.com. If the Shareholder chooses to fax this Letter of Transmittal, it should mail the original Letter of Transmittal to BNY Mellon Investment Servicing promptly after it is faxed (although the original does not have to be received before the Notice Date).
PART 1.    NAME, ADDRESS, AND OTHER CONTACT INFORMATION:

Name of Shareholder:

Social Security No. or Taxpayer Identification No.:

Name of Joint Shareholder:
(if applicable)

Social Security No. or Taxpayer Identification No. of Joint Shareholder (if applicable):

Telephone Number:

Account Number:

PART 2.	AMOUNT OF SHARES OF BENEFICIAL INTEREST OF OWNERSHIP BEING TENDERED:

☐	All of the undersigned’s Shares.

☐	That amount of the undersigned’s Shares having the following dollar value:

Class A Shares: $	Class I Shares: $
Note: Shareholders desiring to tender Shares for purchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than $10,000. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

Valuation Date: 3/31/2017	C-3

PLEASE BE SURE TO COMPLETE BOTH SIDES OF THIS FORM.

PART 3.    PAYMENT

Cash payments will be wire transferred to the account from which the undersigned’s most recent subscription funds were debited.  Please confirm that account number:

Account Number

Cash payments will be paid only to the registered account holders.  Please note that no third party payments will be made.

PROMISSORY NOTE: The Note reflecting the payment of the purchase amount, as applicable, will be held by BNY Mellon Investment Servicing on the undersigned’s behalf. Upon a written request by the undersigned, BNY Mellon Investment Servicing will mail the Note to the undersigned at the address of the undersigned as maintained in the books and records of the Fund.

PART 4.    SIGNATURE(S): If joint ownership, all parties must sign. If fiduciary, partnership or corporation, indicate title of signatory under signature lines.

Signature	Signature
(SIGNATURE SHOULD APPEAR EXACTLY AS ON YOUR SUBSCRIPTION AGREEMENT)	(SIGNATURE SHOULD APPEAR EXACTLY AS ON YOUR SUBSCRIPTION AGREEMENT)

Print Name of Shareholder	Print Name of Shareholder
(EXACTLY AS ON SUBSCRIPTION AGREEMENT)	(EXACTLY AS ON SUBSCRIPTION AGREEMENT)

Title (if applicable)	Title (if applicable)

Date	Date

Valuation Date: 3/31/2017	C-4

Form of Letter of Transmittal for Clients of Merrill Lynch Financial Advisors
Exhibit C-1
Letter of Transmittal For Clients of Merrill Lynch Financial Advisors
Regarding Shares of
RAMIUS ARCHVIEW CREDIT AND DISTRESSED FUND
Tendered Pursuant to the Offer to Purchase Dated December 23, 2016
The Offer and Withdrawal Rights Will Expire
at 11:59 PM, Eastern time, on January 25, 2017.
Should you wish to tender some or all of your shares of Ramius Archview Credit and Distressed Fund for repurchase by the Fund, please contact your financial advisor, who will enter the order and provide you with a customized Tender Offer Form for your account.  Included with this Letter of Transmittal is a sample Tender Offer Form, which is for your reference only.  The Tender Offer Form generated for your account will need to be signed and returned to your financial advisor.

Ladies and Gentlemen:

The undersigned hereby tenders to Ramius Archview Credit and Distressed Fund, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), some of all of the Class A Shares or Class I Shares (collectively, the “Shares”) held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated December 23, 2016 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer").  The tender and this Letter of Transmittal are subject to all the terms and conditions set forth in the Offer to Purchase, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.

The undersigned hereby sells to the Fund the Share tendered hereby pursuant to the Offer.  The undersigned hereby warrants that the undersigned has full authority to sell the Shares tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by the Fund.  Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Units tendered hereby.  The undersigned recognizes that, if the Offer is oversubscribed, not all of the undersigned's Units will be purchased.

The undersigned acknowledges that this Letter of Transmittal must be received by the undersigned's financial advisor, who must submit the form and simultaneously enter a trade order into the AI Platform for processing by 11:59 PM, New York Time, on January 25, 2017.

Valuation Date: 3/31/2017	C-1

A non-transferable, non-interest bearing promissory note for the value of the purchased Shares will be held by the Fund's Administrator, BNY Mellon Investment Servicing., on behalf of the undersigned.  Cash payments of the purchase amount for the Units tendered by the undersigned, due pursuant to the promissory note, will be made by wire transfer of the funds directly to Merrill Lynch, Pierce, Fenner & Smith, Inc., which will facilitate the distribution of proceeds into the undersigned's brokerage account.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned.  Except as stated in Section 6 of the Offer to Purchase, this tender is irrevocable.

Valuation Date: 3/31/2017	C-2

Form of Notice of Withdrawal of Tender
Exhibit D
Notice of Withdrawal of Tender
Regarding Shares in
Ramius Archview Credit and Distressed Fund
Tendered Pursuant to the Offer to Purchase
Dated December 23, 2016
The Offer and Withdrawal Rights Will Expire at,
and This Notice of Withdrawal Must Be Received by
BNY Mellon Investment Servicing by,
11:59 PM, Eastern Time, on January 25, 2017,
Unless the Fund Permits a Later Withdrawal.
Complete this form only if you would like to rescind your previous Tender Request.
Complete this Notice of Withdrawal and Return or Deliver to
BNY Mellon Investment Servicing via regular mail to:
Ramius Funds
c/o BNY Mellon Investment Servicing
PO Box 9888
Providence, RI 02940-9888

or via overnight delivery to:
Ramius Funds
c/o BNY Mellon Investment Servicing
4400 Computer Drive
Westborough, MA 01581

For additional information:
Phone: (212) 201-4870

Valuation Date: 3/31/2017	D-1

Complete this form only if you would like to rescind your previous tender request.

Ladies and Gentlemen:
The undersigned previously tendered all or some of its shares in Ramius Archview Credit and Distressed Fund (the “Fund”) for purchase by the Fund by submitting a Letter of Transmittal Regarding Shares in the Fund Dated [__________] (the “Letter of Transmittal”).
Such tender was in the amount of:

☐	All of the undersigned’s shares.

☐	That amount of the undersigned’s shares having the following dollar value:

Class A Shares: $	Class I Shares: $
As indicated immediately below, the undersigned hereby wishes to withdraw its tender of shares in the Fund such that:

☐	NONE of the undersigned’s shares will be purchased by the Fund.

☐	SOME of the undersigned’s shares will be purchased by the Fund and the dollar value of those shares still to be repurchased by the Fund is:

Class A Shares: $	Class I Shares: $
*   NOTE: This option may be used only to decrease the dollar value of the shares to be purchased by the Fund. If an increase in the dollar value of the shares to be purchased by the Fund is indicated on this form, the Fund shall consider this form null and void and shall process the undersigned’s initial tender request as set forth in its previously submitted Letter of Transmittal.
The undersigned recognizes that, upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, all or some of the undersigned’s shares in the Fund (as indicated above) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.
Account Number:    __________________

PLEASE BE SURE TO COMPLETE BOTH SIDES OF THIS FORM.

Valuation Date: 3/31/2017	D-2

SIGNATURE(S): If joint ownership, all parties must sign. If fiduciary, partnership or corporation, indicate title of signatory under signature lines.

Signature	Signature
(SIGNATURE SHOULD APPEAR EXACTLY AS ON YOUR SUBSCRIPTION AGREEMENT)	(SIGNATURE SHOULD APPEAR EXACTLY AS ON YOUR SUBSCRIPTION AGREEMENT)

Print Name of Shareholder	Print Name of Shareholder
(EXACTLY AS ON SUBSCRIPTION AGREEMENT)	(EXACTLY AS ON SUBSCRIPTION AGREEMENT)

Title (if applicable)	Title (if applicable)

Date	Date

Valuation Date: 3/31/2017	D-3

Form of Notice of Withdrawal of Tender for Clients of Merrill Lynch Financial Advisors
Exhibit D-1
Notice of Withdrawal of Tender
For Clients of Merrill Lynch Financial Advisors
Regarding Shares in
RAMIUS ARCHVIEW CREDIT AND DISTRESSED FUND
Tendered Pursuant to the Offer to Purchase
Dated December 23, 2016
The Offer and Withdrawal Rights Will Expire at,
and This Notice of Withdrawal Must Be Received by
BNY Mellon Investment Servicing by,
11:59 PM, Eastern Time, on January 25, 2017,
Unless the Fund Permits a Later Withdrawal.
Should you wish to withdraw your tender in accordance with the Offer to Purchase, please complete this Notice of Withdrawal and mail or fax it to your Merrill Lynch, Pierce, Fenner & Smith, Inc. Financial Advisor (“Merrill FA”). You are responsible for confirming that this Notice of Withdrawal is received by your Merrill FA. If you fail to confirm receipt with your Merrill FA of this Notice of Withdrawal, there can be no assurance that any withdrawal you may make will be honored by the Fund.
Ladies and Gentlemen:
The undersigned previously tendered all or some of its shares in Ramius Archview Credit and Distressed Fund (the “Fund”) for purchase by the Fund by submitting a Letter of Transmittal Regarding Shares in the Fund dated [__________] (the “Letter of Transmittal”).
Such tender was in the amount of:

☐	All of the undersigned’s shares.

☐	That amount of the undersigned’s shares having the following dollar value:

Class A Shares: $	Class I Shares: $
As indicated immediately below, the undersigned hereby wishes to withdraw its tender of shares in the Fund such that:

Valuation Date: 3/31/2017	D-1

☐	NONE of the undersigned’s shares will be purchased by the Fund.

☐	SOME of the undersigned’s shares will be purchased by the Fund and the dollar value of those shares still to be repurchased by the Fund is:

Class A Shares: $	Class I Shares: $
*   NOTE: This option may be used only to decrease the dollar value of the shares to be purchased by the Fund. If an increase in the dollar value of the shares to be purchased by the Fund is indicated on this form, the Fund shall consider this form null and void and shall process the undersigned’s initial tender request as set forth in its previously submitted Letter of Transmittal.
The undersigned recognizes that, upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, all or some of the undersigned’s shares in the Fund (as indicated above) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.
The undersigned recognizes that, upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, all or some of the undersigned’s shares in the Fund (as indicated above) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.
Account Number:    __________________
SIGNATURE(S): If joint ownership, all parties must sign. If fiduciary, partnership or corporation, indicate title of signatory under signature lines.

Signature	Signature
(SIGNATURE SHOULD APPEAR EXACTLY AS ON YOUR SUBSCRIPTION AGREEMENT)	(SIGNATURE SHOULD APPEAR EXACTLY AS ON YOUR SUBSCRIPTION AGREEMENT)

Print Name of Shareholder	Print Name of Shareholder
(EXACTLY AS ON SUBSCRIPTION AGREEMENT)	(EXACTLY AS ON SUBSCRIPTION AGREEMENT)

Title (if applicable)	Title (if applicable)

Date	Date

Valuation Date: 3/31/2017	D-2

Form of Letter from the Fund to Shareholders
in Connection with the Acceptance of Offers to Tender
Exhibit E
Form of Letter from the Fund to Shareholders in
Connection with Acceptance of Offers of Tender

February 24, 2017
Dear Shareholder:
Ramius Archview Credit and Distressed Fund (the “Fund”) has received your tender of all or some, as the case may be, of your shares of beneficial interest in the Fund (the “Shares”).
The Fund accepts your tender in its entirety, subject to the following sentence. In the event that the number of Shares collectively tendered by all Shareholders pursuant to the tender offer commenced on December 23, 2016 (the “Offer”) exceeds the maximum number of Shares which may be purchased by the Fund under the terms of the Offer (determined, in accordance with the terms of the Offer, as of March 31, 2017) (the “Maximum Repurchase”), the Fund will proportionately reduce the amount of each tendering Shareholder’s tender such that no more than the Maximum Repurchase will be purchased by the Fund, and the Fund accepts your tender as so proportionately reduced. You remain a Shareholder of the Fund with respect to any of Shares which the Fund is not purchasing pursuant to this Offer.
Should you have any questions, please feel free to contact BNY Mellon Investment Servicing, the Fund’s agent for this purpose, at (866) 858-4420, Monday through Friday (except holidays), from 9:00 a.m. to 5:00 p.m., Eastern time. You may also direct questions to your financial consultant.
Sincerely,
Ramius Archview Credit and Distressed Fund
Enclosure